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Motti Gadish                           Leslie Wolf-Creutzfeldt
Retalix Ltd.                           The Global Consulting Group
+972-9-776-6677                        +1-646-284-9400
motti.gadish @retalix.com              investors@retalix.com

           Retalix Announces The Appointment Of Hugo Goldman As Chief
                               Financial Officer


     Ra'anana, Israel; October 15, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of software solutions for retailers and distributors, announced today the appointment of Hugo Goldman as Executive Vice President and Chief Financial Officer of the Company.

     Hugo Goldman has a twenty-five year record in financial and executive positions in high-technology and publicly-traded companies. Goldman served until recently as Chief Financial Officer of AxisMobile, a provider of mobile email technology traded on the AIM market of the London Stock Exchange. Prior to this Goldman was Chief Financial Officer of Nasdaq-listed VocalTec Communications, a provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. He held this position for close to five years, during which time he played a key role in the company turnaround, fundraising and M&A activity.

     Previously Goldman spent 16 years at Motorola Semiconductor Products Sector (now Freescale), where he served in a number of financial and managerial roles, including Chief Financial Officer of the Israeli operations. During this period he also led a global profitability improvement plan for a $300 million annual revenue division, while he was based in Austin, Texas.

     Goldman is a Certified Public Accountant and began his career at Kesselman & Kesselman (now a member of PricewaterhouseCoopers). He holds a BA in Accounting and Economics from the Tel Aviv University and an MBA with distinction from the Univeristy of Bradford, UK. He is a member of the Steering Committee of the Israeli CFO Forum.

     Commenting on the appointment, Barry Shaked, Retalix's President and Chief Executive Officer, said: "We are very pleased to have Hugo join our team. He is a talented and seasoned financial executive with a proven track record of accomplishment working for high-technology and publicly-traded companies. I am sure that given Hugo's experience he will be a great asset to Retalix, as we continue to grow globally."

     Daniel Moshaioff, who has served as the CFO of Retalix for eight years, will be appointed Executive Vice President of Business Development. "Danny has been a key partner in driving our company's growth over the past eight years, bringing experience and dedication to the position of CFO. He will continue to play an important role in the future of Retalix, supporting management in the exploration and development of strategic initiatives", Shaked added.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.


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